SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Commission File Number 001-14684

Shaw Communications, Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
EXHIBITS
SIGNATURE
Exhibit 99.1
Exhibit 99.2

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits hereto are incorporated by reference as exhibits to Shaw Communications’ Registration Statement on Form F-10 which was originally filed with the Securities and Exchange Commission on November 12, 2003 (File No. 333-110416).

EXHIBITS

Exhibit	Description

99.1	Form of First Supplemental Trust Indenture between Shaw Communications Inc. and Computershare Trust Company of Canada.

99.2	Underwriting Agreement, dated as of November 13, 2003, between Shaw Communications Inc. and RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Merrill Lynch Canada Inc., National Bank Financial Inc. and Scotia Capital Inc.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 20, 2003 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

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